For the annual period ended 11/30/07
File number 811-03175
Jennison Sector Funds, Inc.


SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders

     Notice is hereby given that a Special Meeting of Shareholders (the Meeting) of Prudential Technology Fund
(doing business as Jennison Technology Fund) (Tech Fund), a series of Prudential Sector Funds, Inc., a Maryland corporation doing business as Jennison Sector Funds, Inc.
(Sector Funds), will be held at Gateway Center Three, 100
Mulberry Street, 14th Floor, Newark, New Jersey 07102, on
Thursday, August 9, 2007, at 5:00 p.m. Eastern time for the following purposes:
     1. For shareholders of the Tech Fund to approve or disapprove a Plan of Reorganization and the reorganization it contemplates, under which the Tech
Fund will transfer all of its assets to, and all of its liabilities will be assumed by, the Jennison Mid-Cap
Growth Fund, Inc. (the Mid-Cap Fund). In connection with this proposed reorganization, each whole and fractional share of each class of the Tech Fund will be exchanged for whole and fractional shares of equal dollar value of the corresponding class of the Mid-Cap Fund, outstanding shares of the Tech Fund will be cancelled and the Tech Fund will be liquidated and terminated.
     2.  To transact such other business as may
properly come before the Meeting or any adjournments or postponements of the Meeting.
     The Board of Directors of Sector Funds, on behalf of Tech Fund, has fixed the close of business on May 11, 2007 as the record date for the determination of the shareholders of the Tech Fund entitled to notice of, and to vote at, the Meeting and any adjournments of the Meeting.


Final voting tabulations:  August 29, 2007

For:  5,721,539
Against:  406,783
Abstain:  361,121